Exhibit 99.1

PRESS RELEASE
Cascades Inc. 404 Marie-Victorin Blvd., P.O.Box 30 Kingsey Falls (Québec) Canada J0A 1B0 www.cascades.com	Telephone: (819) 363-5100 Fax: (819) 363-5155
Cascades Announces the Appointment of Allan Hogg as Vice-President
and Chief Financial Officer of Cascades Inc.
Kingsey Falls, Québec, May 13, 2010 — Cascades Inc. (CAS on the Toronto Stock Exchange) is announcing the appointment of Allan Hogg as Vice-President and Chief Financial Officer of the company, effective May 14, 2010.
Allan Hogg holds a Bachelor’s of Business Administration in Accounting, is a member of the Order of Chartered Accountants of Québec and has been in the employ of Cascades for the past 20 years. Over the years, he has held various positions, one of which is that of Director of Finance and Treasurer of the company and, more recently, that of Vice-President, Finance.
In becoming Vice-President and Chief Financial Officer, Mr. Hogg succeeds Mr. Christian Dubé, thus enabling him to fully assume his responsibilities as President of Cascades SAS in Europe as well as Chairman of the Board of Directors of Reno de Medici in Italy and his responsibility for information technology with Cascades. Moreover, as of May 14, 2010, Mr. Dubé will also hold the position of Vice-President, Business Development and will continue to assume a key role on Cascades Inc.’s Management Committee.
Commenting on this appointment, Mr. Alain Lemaire, President and Chief Executive Officer of Cascades Inc. declared: “The appointment of Allan Hogg represents a change, in the spirit of continuity. As Vice-President, Finance, Allan had already been working in close cooperation with Christian Dubé for many years. We are therefore confident that the transition announced today will be extremely harmonious and that Allan and Christian will now more than ever play a leadership role with regards to strategic decisions that will have an impact on the future of our company.”
Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs nearly 12,500 men and women who work in some 100 production units located in North America and in Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continuous efforts in research and development are strengths which enable the company to create innovative products for its customers. The Cascades shares trade on the Toronto Stock Exchange under the ticker symbol CAS.

For more information :

Media
Hubert Bolduc	Didier Filion
Vice-President, Communications and Public Affairs	Director, Investor Relations
Tel.: 819-363-5164	Tel.: 514-282-2697
Cell.: 514-912-3790	Cell.: 514-229-5303